EXHIBIT A

SCHEDULE OF TRANSACTIONS

Reporting Person	Date of Transaction	Number of Shares Acquired	Approximate Price Per Share
Juniper Public Fund	September 22, 2014	17,166	$7.15
Juniper Public Fund	September 23, 2014	201	$7.20
Juniper Public Fund	September 24, 2014	4,800	$7.20
Juniper Public Fund	September 25, 2014	1,462	$7.20
Juniper Public Fund	September 26, 2014	5,137	$7.18
Juniper Public Fund	September 29, 2014	8,300	$6.99
Juniper Public Fund	September 30, 2014	4,700	$6.99
Juniper Public Fund	October 6, 2014	300	$6.99